UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-56277

Japan Food Tech Holdings, INC.

(Exact name of registrant as specified in its charter)

3F K’s Minamiaoyama

6-6-20 Minamiaoyama, Minato-ku,

Tokyo 107-0062, Japan

81-90-6002-4978

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 178

Pursuant to the requirements of the Securities Exchange Act of 1934, Japan Food Tech Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 3, 2024	Japan Food Tech Holdings, INC.
	By:	/s/ Koichi Ishizuka
	Name:	Koichi Ishizuka
	Title:	Chief Executive Officer, Chief Financial Officer, and Director